UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Precursor SPC

Legal status of issuer

      Form
      Social Purpose Corporation

      Jurisdiction of Incorporation/Organization
      Washington

      Date of organization
      February 16, 2017

Physical address of issuer
925 Federal Avenue East, Seattle, Washington 98102

Website of issuer
https://www.precursor-spc.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

131552.0001/8351181.1

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

131552.0001/8351181.1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$181,384	$158,979
Cash & Cash Equivalents	$66,051	$105,646
Accounts Receivable	$0	$0
Short-term Debt	$299,028	$104,443
Long-term Debt	$1,404,774	$939,775
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-647,544	$-672,407

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

131552.0001/8351181.1

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 4, 2021

Precursor SPC



Up to $1,070,000 of Crowd Notes

Precursor SPC ("Precursor", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,800,000 under the Combined Offerings (the "Closing Amount") by April 30, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 16, 2021 will be permitted to increase their subscription amount at any time on or before April 30, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 16, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 30, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

5

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.precursor-spc.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/precursor

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

131552.0001/8351181.1

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Precursor SPC ("the Company") is a Social Purpose Corporation incorporated on February 16, 2017, under the laws of the State of Washington. The Company is located at 925 Federal Avenue East, Seattle, Washington 98102.

The Company's website is https://www.precursor-spc.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/precursor and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	April 30, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the mobile app and laundry service. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or customers on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients and customers. Their customers and clients may reduce services if they decide to move services in-house. On some occasions, customer activity results in lower revenue from a client than the Company had anticipated based on their previous results with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

131552.0001/8351181.1

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

There is no guarantee that the advanced technology underpinning the Company's products and services will perform as expected in any or all cases or at scale. The Company's product and services use advanced technology. Although the Company expects this technology to perform as the Company and its clients expect, this cannot be guaranteed on any and all customer projects or at scale. The Company may experience technological or other difficulties in the implementation and performance of their advance technologies that it is unable to foresee. The Company's technology and equipment may be susceptible to damage or impact from unforeseen events. Technology and equipment performance issues could result in operational problems for the Company, including increased costs, decreased revenue, or defaults under its agreements.

There is no guarantee that the forecasting, predictive analytics and Artificial Intelligence techniques used by the Company will achieve superior results. The Company's forecasting, predictive analytics and Artificial Intelligence are key parts of the Company's products and services. Although the Company is confident that its systems will achieve superior results, this cannot be guaranteed. Short and long-term performance of these technologies may fall short of expectations. If the implementation, performance and results of the Company's forecasting, predictive analytics and Artificial Intelligence falls short of expected results, it could negatively impact the successful operation of the Company's deployments and may result in additional costs, decreased revenue, or defaults under its agreements.

The Company takes no responsibility or liability for the use or non-use of its forecasting analytics. The Company's product offering includes the implementation of forecasting analytics for its clients. Once implemented, the use or non-use of the Company's forecasting analytics is entirely up to the discretion of the client and the client's management. The Company cannot impact its clients' decision-making and therefore takes no responsibility or liability for the use or non-use of its forecasting analytics by its clients.

The Company is party to a license agreement that may no longer be enforceable. The Company is party to a license agreement for the use of developmental intellectual property on earthquake forecasting. The intellectual property protected by this license agreement has not been patented by the licensor, and the obligations and liabilities in the form of royalty and licensing payments have not been met by the Company as the licensee. Therefore, the Company states that the license agreement has not been maintained by either party. As the license agreement may no longer be enforceable, the Company may lack the right to use the intellectual property protected by this license agreement, and the licensor reserves the right to terminate the agreement and/or determine the agreement as non-exclusive. The Company believes that its current intellectual property and technology has surpassed that protected by the license agreement. The Company believes the intellectual property protected by this license agreement is ancillary to their business, and has limited impact on the Company's operations and is not key to the Company's current core intellectual property. There is a potential risk for litigation with regard to this license agreement, in the event that the licensor decides to attempt to enforce the agreement and demand certain obligations and liabilities promised by this license agreement. These obligations and liabilities in the form of royalty and licensing payments are material and could significantly weaken the Company's cash position if enforced by a court. The potential litigation could negatively impact the Company in the form of liabilities under the license agreement, loss of right of use of intellectual property under the license agreement, and/or legal fees.

Generally, to protect its rights in its services and core technology, the Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. If the Company does not effectively protect its core intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company may not be successful in obtaining further issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. The ability to obtain protection for their intellectual property, whether through patent, trademark, copyright, or other IP right, is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even with successfully registered IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company currently has $133,000 in cash balances as of December 17, 2020. This equates to 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its current Seed Note offering with first sale in 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply. The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The

131552.0001/8351181.1

Company has incurred losses from inception of $1,575,929 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The Company has determined without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. Management has determined, based on its recent history and its liquidity issues that it must develop and implement plans that will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has participated in related party transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. As of December 31, 2019 and 2018, the amount of advances outstanding is $51,983 and $26,034, respectively. During the years ended December 31, 2019 and 2018, the company issued convertible debt to related parties. Interest on debt accrues at a rate of 6% per annum. As of December 31, 2019 and 2018, total outstanding principal is $775,188 and $410,188, respectively. As of December 31, 2019, and 2018, total accrued interest on outstanding convertible notes with related parties is $50,076.43 and $13,936.94, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7 in the Financial Statements in Exhibit B.

The Company has outstanding convertible debt. The Company issued a total of seventeen convertible equity securities for cash proceeds of $1,400,188 between November 28, 2016 and December 19, 2019. The securities are all convertible into common shares of the Company and carry interest at 6% per annum. A number of outstanding notes and accrued interest mature in November 2021, January 2023, and January 2025. All of the securities, totaling $1,400,188, may be converted upon the following: (1) Upon the Company receiving cash of no less than $5,000,000 for the sale of the Company's equity securities, all outstanding principal and accrued interest will be automatically convert in whole without any further action by the Holder into common shares sold in the financing at a conversion price equal to the lesser of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $25,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the financing. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company shall repay the Holder in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of this note. (3) Upon maturity, a certain majority of holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient dividing $25,000,000 by the number of outstanding shares of common stock of the company as of the maturity date. The Company recognized interest expenses of $68,682 and $40,290 during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, outstanding accrued interest, including amounts due to related parties totaled, $107,347.67 and $39,753.37, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. In January, February, September, and November 2020, the Company issued four convertible promissory notes to a shareholder for total proceeds of $125,000. The notes carry interest at 6% per annum and mature January 30, 2025. In March and April 2020, the Company issued three convertible promissory notes for total proceeds of $200,000. The notes carry interest at 6% per annum and mature January 30, 2025. All of these convertible notes have the same conversion feature as disclosed above. Future minimum principal payment schedule including all of the above Notes is included in Note 7 in the Financial Statements in the Exhibit B.

Of the outstanding convertible debt described above, $950,188 of related party investors have agreed to amend and restate their securities into the Crowd Note. The Company intends to offer to the remaining outstanding convertible debtholders to amend and restate their securities into the Crowd Note, which will contribute to the minimum Closing Amount.

The Company has an outstanding PPP loan. The Company owes Silicon Valley Bank for a Small Business Association Paycheck Protection Program loan totaling $22,917. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022.

131552.0001/8351181.1

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a 75% majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $25,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $25,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $25,000,000 valuation cap, so you should not view the $25,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
Precursor SPC ("the Company") is a technology-based business selling information technology systems (hardware, software, networking) and data services to regional government agencies and large private sector clients in the following industries - Emergency Management, Insurance, Reinsurance, Logistics, Commercial Property, Precision Manufacturing, Industrials, and Utilities. The Company is developing hardware and software systems for measuring pre-seismic activity as well as internal Artificial Intelligence (AI) based software that translates and provides that data to users.

131552.0001/8351181.1

Business Plan:

Precursor SPC's business model is to deploy and operate Earthquake Forecasting Systems in seismically active regions, and then sell high-value, actionable Earthquake Forecasting Services to individual companies or organizations in the (re)insurance industry, commercial property management industry, industrials, utilities, precision manufacturers and regional and local government.

precursor's Earthquake Forecasting Systems measure the energy changes that establish the long-term seismic risk profile and the energy buildup that always begins weeks to months before an earthquake occurs. precursor uses real-time data feeds from both satellites and proprietary precision ground sensors to forecast earthquakes (moderate to severe) from weeks to days in advance, identifying time, location and magnitude. precursor uses machine learning and predictive analytics for earthquake forecasting.

precursor sells Earthquake Forecasting Systems to private/public customer partnerships. Operating and maintenance costs of Earthquake Forecasting Systems are provided by precursor. Cloud computing costs for data storage and computation are provided by precursor. Engineering costs are provided by precursor. SaaS based delivery services costs are provided by precursor.

precursor plans to deliver unique Earthquake Forecasting Services covering earthquake intelligence, forecasting, original data content, and media syndication, while bringing more effective financial protection - (re)insurance - and situational decision making to businesses and governments.

Earthquake Forecasting Services are typically structured as renewable, annual subscription services agreements. Enterprise wide services licenses will be offered depending on customer requirements. Secure, encrypted Earthquake Forecasting Services are delivered as a SaaS model to purchasers. Precursor Earthquake Forecasting Services will integrate with purchasers' systems via a well-defined API. All services costs including analytics, forecasting and delivery are provided by precursor.

precursor's business model scales profitability after the initial deployment of an Earthquake Forecasting System in a seismically active region. precursor's plans are to provide coverage of its Earthquake Forecasting Systems to include the seismically active regions of the US, Mexico and the Caribbean. precursor will focus initially on providing Earthquake Forecasting Services to corporations in the (re)insurance industry serving these seismically active regions and to large asset / commercial property owners in these seismically active regions.

Problem:

There is limited ability to establish Earthquake Preparedness and no actionable Earthquake Forecasting capability to mitigate the consequences of the costliest and deadliest recurring natural disaster, Earthquakes.

Solution:

The solution is to provide commercial Earthquake Forecasting Services utilizing the recent advances in sensor technology, satellite systems, cloud computing and Artificial Intelligence.

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019 and 2018, the Company has not accrued or incurred any amounts for litigation matters, other than discussed below:

In August 2018, the Company entered into a settlement with a former employee regarding unpaid compensation, in which the Company agreed to pay $20,000 to settle and release all claims. The settlement amount is recorded as contractor expenses as of December 31, 2018, in the statements of operations.

In October 2018, the Company entered a settlement agreement with GeoCosmo Science Research Center ("GeoCosmo") in which use of certain trademarks detailed in December 2016 license agreement with GeoCosmo were phased out by May 2019. Additionally, the settlement released the Company from all claims against it from GeoCosmo, and as such, the Company recorded a gain of $134,323 on the extinguishment of debt as of December 31, 2018, that was owed by the Company to GeoCosmo prior to the settlement agreement.

USE OF PROCEEDS

131552.0001/8351181.1

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.06% of the proceeds, or $145,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sensor & Systems Eng.	15%	16%	16%
Data Analytics	15%	20%	20%
Forecasting Operations	10%	48%	48%
Business Development	10%	9%	9%
Admin Expenses	50%	7%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Clive G. Cook	Co-Founder & Chief Executive Officer	Overall corporate responsibility for all aspects of the business. Priorities are strategy, team building, finance, strategic business development and earthquake forecasting analytics / algorithms.
Ted Deinard	Director	Managing Director of Quadrant Management. Member of the Board of Directors of precursor SPC representing the outside investors in precursor SPC. Mr. Deinard, both personally and through related parties, is the largest outside investor in precursor SPC.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Antidilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	2,116,111	YES	N/A	N/A	**68.0%**	N/A

131552.0001/8351181.1

Convertible Notes	$1,833,188	N/A	N/A	Company is offering existing debtholders to convert their securities to the Crowd Note	0%	See below

The Company has the following debt outstanding:

The Company has outstanding convertible debt. The Company issued a total of seventeen convertible equity securities for cash proceeds of $1,400,188 between November 28, 2016 and December 19, 2019. The securities are all convertible into common shares of the Company and carry interest at 6% per annum. A number of outstanding notes and accrued interest mature in November 2021, January 2023, and January 2025. All of the securities, totaling $1,400,188, may be converted upon the following: (1) Upon the Company receiving cash of no less than $5,000,000 for the sale of the Company's equity securities, all outstanding principal and accrued interest will automatically convert in whole without any further action by the Holder into common shares sold in the financing at a conversion price equal to the lesser of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $25,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the financing. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company shall repay the Holder in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of this note. (3) Upon maturity, the majority of holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient dividing $25,000,000 by the number of outstanding shares of common stock of the company as of the maturity date. The Company recognized interest expenses of $68,682 and $40,290 during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, outstanding accrued interest, including amounts due to related parties totaled, $107,347.67 and $39,753.37, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. In January, February, September, and November 2020, the Company issued four convertible promissory notes to a shareholder for total proceeds of $125,000. The notes carry interest at 6% per annum and mature January 30, 2025. In March and April 2020, the Company issued three convertible promissory notes for total proceeds of $200,000. The notes carry interest at 6% per annum and mature January 30, 2025. All of these convertible notes have the same conversion feature as disclosed above. Future minimum principal payment schedule including all of the above Notes is included in Note 7 in the Financial Statements in the Exhibit B.

Of the outstanding convertible debt above, $950,188 of related party investors have agreed to amend and restate their securities into the Crowd Note. The Company intends to offer to the remaining outstanding convertible debtholders to amend and restate their securities into the Crowd Note, which will contribute to the minimum Closing Amount.

The Company has an outstanding PPP loan. The Company owes Silicon Valley Bank for a Small Business Association Paycheck Protection Program loan totaling $22,917. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022. The Company has applied for forgiveness of this loan as offered by the Paycheck Protection Program, although no guarantee can be made on the result of this application.

The company has participated in related party debt transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. As of December 31, 2019 and 2018, the amount of advances outstanding is $51,983 and $26,034, respectively. During the years ended December 31, 2019 and 2018, the company issued convertible debt to related parties. Interest on debt accrues at a rate of 6%. As of December 31, 2019 and 2018, total outstanding principal is $775,188 and $410,188, respectively. As of December 31, 2019, and 2018, total accrued interest on outstanding convertible notes with related parties is $50,076.43 and $13,936.94, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7 in the Financial Statements in the Exhibit B.

Please see reviewed debt information in the reviewed Financial Statements in the Exhibit B.

Ownership
A majority of the Company is owned by one individual. That individual is Clive G. Cook.

131552.0001/8351181.1

Below are the beneficial owners of 20% percent or more of the Company's outstanding equity securities, calculated on a fully diluted basis, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Clive G. Cook	1,611,111 Common	51.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Precursor SPC ("the Company") was incorporated on February 16, 2017 under the laws of the State of Washington, and is headquartered in Seattle, WA. The Company is a technology-based business selling information technology systems (hardware, software, networking) and data services to regional government agencies and large private sector clients in the following industries - Emergency Management, Insurance, Reinsurance, Logistics, Commercial Property, Precision Manufacturing, Industrials, and Utilities. The Company is developing hardware and software systems for measuring seismic activity as well as internal Artificial Intelligence (AI) software that translates and provides that data to users.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", as an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $133,000 in cash on hand as of December 17, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

In the case of the securities being offered in this offering, there is a valuation cap as described in "The Offering And The Securities" section below. A valuation is expected to be negotiated and determined at a Qualified Financing Event of the company. The following information discusses the general background, methods and impact of valuation.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

131552.0001/8351181.1

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Notes	2018-2020	Reg D 506(b)	Convertible Note	$1,833,188	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $3,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the 75% majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $25,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

131552.0001/8351181.1

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $25,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,800,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close. For the avoidance of doubt, of the Closing Amount of $1,800,000, the Company has previously raised $883,000 from certain non-affiliated accredited investors under Rule 506(b). The Company has also previously raised $950,188 from certain related accredited investors under Rule 506(b), which will not be counted towards the Closing Amount in this Offering.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $250,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law/sister-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

131552.0001/8351181.1

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

131552.0001/8351181.1

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Clive G. Cook
_____
(Signature)

Clive G. Cook
_____
(Name)

Co-Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Clive G. Cook
_____
(Signature)

Clive G. Cook
_____
(Name)

Co-Founder & Chief Executive Officer
_____
(Title)

February 4, 2021
_____
(Date)

/s/Theodore Deinard
_____
(Signature)

Theodore Deinard
_____
(Name)

Director
_____
(Title)

February 4, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

131552.0001/8351181.1

EXHIBIT B
Financials



PRECURSOR SPC
A Washington Social Purpose Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

PRECURSOR SPC

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Precursor SPC
 Seattle, Washington

We have reviewed the accompanying financial statements of Precursor SPC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operation, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

October 15, 2020

PRECURSOR SPC
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 66,051	$ 105,646
Prepaid expenses	1,495	-
Total current assets	67,546	105,646
Property and equipment, net	93,838	33,333
Restricted cash	20,000	20,000
Total assets	$ 181,384	$ 158,979
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 133,795	$ 12,547
Accounts payable - related parties	51,983	26,034
Accrued expenses	5,567	26,874
Accrued interest	107,683	38,988
Total current liabilities	299,028	104,443
Convertible notes payable, noncurrent portion	629,586	435,188
Convertible notes payable, noncurrent portion - related parties	775,188	504,587
Total liabilities	1,703,802	1,044,218
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 2,711,111 shares issued and outstanding		
at December 31, 2019 and 2018	271	271
Additional paid-in capital	53,240	42,875
Accumulated deficit	(1,575,929)	(928,385)
Total stockholders' equity	(1,522,418)	(885,239)
Total liabilities and stockholders' equity	$ 181,384	$ 158,979

See independent accountants' review report and accompanying notes to the financial statements.

PRECURSOR SPC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Revenue, net	$ -	$ -
Operating expenses		
Wages, salaries, and related payroll	188,402	77,977
Contractors	120,722	185,817
Professional fees	91,087	182,181
Travel	70,640	32,073
General and administrative	57,299	55,641
License fees	33,417	16,667
Share based compensation	10,365	43,146
Depreciation	6,930	-
Business development services	-	172,938
Total operating expenses	578,862	766,440
Loss from operations	(578,862)	(766,440)
Other income (expense)		
Interest expense	(68,682)	(40,290)
Gain on extinguishment of debt	-	134,323
Total other income (expense)	(68,682)	94,033
Net loss before income taxes	(647,544)	(672,407)
Provision for income taxes	-	-
Net loss	$ (647,544)	$ (672,407)

See independent accountants' review report and accompanying notes to the financial statements.

3

PRECURSOR SPC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance on December 31, 2017	-	$ -	$ -	$ (255,978)	$ (255,978)
Shares issued as compensation	2,711,111	271	42,875	-	43,146
Net loss	-	-	-	(672,407)	(672,407)
Balance on December 31, 2018	2,711,111	271	42,875	(928,385)	(885,239)
Shares issued as compensation	-	-	10,365	-	10,365
Net loss	-	-	-	(647,544)	(647,544)
Balance on December 31, 2019	2,711,111	$ 271	$ 53,240	$ (1,575,929)	$ (1,522,418)

See accountants' review report and accompanying notes to the financial statements.

PRECURSOR SPC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (647,544)	$ (672,407)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	6,930	-
Gain on extinguishment of debt	-	(134,323)
Share based compensation	10,365	43,146
Changes in operating assets and liabilities:		
Prepaid expenses	(1,495)	-
Accounts payable	121,248	12,547
Accounts payable - related parties	25,949	26,034
Accrued expenses	(21,307)	26,874
Accrued interest	68,695	40,290
Net cash used by operating activities	(437,159)	(657,839)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(67,435)	(33,333)
Net cash used by investing activities	(67,435)	(33,333)
Cash flows from financing activities		
Proceeds from issuance of convertible notes payable	125,000	400,000
Proceeds from issuance of convertible notes payable - related parties	340,000	416,817
Net cash provided by financing activities	465,000	816,818
Net increase (decrease) in cash and cash equivalents and restricted cash	(39,595)	125,646
Cash and cash equivalents and restricted cash, beginning	125,646	-
Cash and cash equivalents and restricted cash, ending	$ 86,051	$ 125,646
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

PRECURSOR SPC
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Precursor SPC ("the Company") was incorporated on February 16, 2017 under the laws of the State of Washington, and is headquartered in Seattle, WA. The Company is a technology-based business selling information technology systems (hardware, software, networking) and data services to regional government agencies and large private sector clients in the following industries - Emergency Management, Insurance, Reinsurance, Logistics, Commercial Property, Precision Manufacturing, Industrials, and Utilities. The Company is developing hardware for measuring seismic activity as well as internal use software that translates and provides that data to users.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

While the Company has not as of yet generated revenue, it will recognize revenue based on the provisions outlined above. The Company is currently in the process of analyzing the impact of ASC Topic 606 on the financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Restricted Cash

The Company records cash held in money market accounts as collateral against credit cards utilized by the Company as restricted cash.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Advertising Costs

The Company expenses advertising costs as incurred. As of December 31, 2019 and 2018, the Company has recorded $1,115 and $0 of advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 246,811	$ 135,387
Total deferred tax asset	246,811	135,387
Valuation allowance	(246,811)	(135,387)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating entering into a lease and the effect that the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements. As new pronouncements are issued, the Company will evaluate and adopt those standards that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through October 15, 2020, the date these financial statements were available to be issued, noting the following transactions for disclosure:

In August 2020, the Company issued 787,600 stock options to various individual as compensation. Of those granted, 759,100 of those options are subject to a five-year vesting schedule.

In August 2020, the Company issued 5,000 common shares as compensation to one individual.

In March and April 2020, the Company repurchased 100,000 and 500,000 common shares, respectively.

In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7.

In July 2020, the Company formed a wholly-owned subsidiary Precursor Caribe SAS, which is headquartered in Santo Domingo, Dominican Republic.

In January, February, and September 2020, the Company issued three convertible promissory notes to a shareholder for total proceeds of $100,000. The notes carry interest at 6% per annum and mature January 30, 2025. These convertible notes have the same conversion feature as disclosed in Note 7. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7.

In March and April 2020, the Company issued three convertible promissory notes for total proceeds of $200,000. The notes carry interest at 6% per annum and mature January 30, 2025. These convertible notes have the same conversion feature as disclosed in Note 7. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,575,929 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The Company has determined without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. Management has determined, based on its recent history and its liquidity issues that it must develop and implement plans that will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019 and 2018, the Company has not accrued or incurred any amounts for litigation matters, other than discussed below:

In August 2018, the Company entered into a settlement with a former employee regarding unpaid compensation, in which the Company agreed to pay $20,000 to settle and release all claims. The settlement amount is recorded as contractor expenses as of December 31, 2018, in the statements of operations.

In October 2018, the Company entered a settlement agreement with GeoCosmo Science Research Center ("GeoCosmo") in which use of certain trademarks detailed in December 2016 license agreement with GeoCosmo was phased out by May 2019. Additionally, the settlement released the Company from all claims against it from GeoCosmo, and as such, the Company recorded a gain of $134,323 on the extinguishment of debt as of December 31, 2018, that was owed by the Company to GeoCosmo prior to the settlement agreement.

Leases

The Company has no significant lease agreements as of December 31, 2019 and 2018.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2019	2018
Property and equipment	$ 100,768	$ -
Prepayments on property and equipment	-	33,333
	100,768	33,333
Accumulated depreciation	-	-
Property and equipment, net	$ 100,768	$ 33,333

Depreciation expense for the years ended December 31, 2019 and 2018, was $6,930 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of advances outstanding is $51,983 and $26,034, respectively.

During the years ended December 31, 2019 and 2018, the company issued convertible debt to related parties. Interest on debt accrues at a rate of 6%. At December 31, 2019 and 2018, total outstanding principal is $775,188 and $435,188, respectively. At December 31, 2019, and 2018, total accrued interest on outstanding convertible notes with related parties is $18,730 and $4,243, respectively.

NOTE 6 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 10,000,000, $.00001 par value, shares of common stock authorized, with 2,711,111 shares issued and outstanding. During the year ended December 31, 2018, the Company issued 2,711,111 shares as compensation. At the date of grant, 25% of the common shares were vested, with the remaining 75% vesting over a four year period. During the years ended December 31, 2019 and 2018 the Company recognized share based compensation on vested shares of $10,365 and $42,875, respectively.

At December 31, 2019, there was outstanding unvested common shares of 570,660 with a total costs to be recognized in future periods of $14,267.

NOTE 7 – CONVERTIBLE PROMISSORY NOTES (INCLUDING RELATED PARTY CONVERTIBLE NOTES)

The Company issued a total of nineteen convertible equity securities for cash proceeds of $1,404,775 between November 28, 2016 and December 19, 2019. The securities are all convertible into common shares of the Company and carry interest at 6% per annum. A number of outstanding notes and accrued interest mature in November 2021, January 2023, and January 2025. All of the securities, totaling $1,404,775, may be converted upon the following:

1. Upon the Company receiving cash of no less than $5,000,000 for the sale of the Company's equity securities, all outstanding principal and accrued interest will be automatically convert in whole without any further action by the Holder into common shares sold in the financing at a conversion price equal to the lesser of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $25,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the financing.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company shall repay the Holder in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of this note.

3. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient dividing $25,000,000 by the number of outstanding shares of common stock of the company as of the maturity date.

Future minimum principal payments, including promissory notes disclosed as subsequent events in Note 1, are as follows:

2020	$	-
2021		100,000
2022		30,850
2023		965,188
2024		-
Thereafter		639,586
	$	1,735,624

The Company recognized interest expense of $68,682 and $40,290 during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, outstanding accrued interest, including amounts due to related parties totaled, $107,670 and $38,988, respectively.

EXHIBIT C
PDF of SI Website


FORECASTING
EARTHQUAKES

Public Safety | Risk Management | Sustainability | Seattle

Website: www.precursor-spc.com

Share:

precursor SPC

Forecasting earthquakes days to weeks before they occur

Edit Profile

Follow

$1,000	$25,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN PRECURSOR SPC

Time Left 78d : 00h : 18m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

precursor SPC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Market Landscape
Risks & Disclosures
Form C
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Successfully forecast over 50 seismic events in five different countries.
- Awarded a joint contract from the US and UK defense departments as a result of winning their International Space Pitch Day event. precursor is finalizing agreements to deploy and operate its Earthquake Forecasting System in seismically active regions of North America.
- Addressing the global challenge of disaster preparedness. Each year, hundreds of millions of people and several billions of dollars are impacted by earthquakes.
- Singularity University chose precursor as the winner of the Grand Challenge: 'Disaster Resilience' with the ability to impact over a billion people. To do so, precursor is engaged with leading innovators in (re)insurance, technology and emergency management from the private sector and government.
- Led by a unique, multi-disciplinary team that is purpose-built to deliver capabilities to meet the challenges of commercial earthquake forecasting.

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $25,000,000
- Target Minimum Raise Amount: US $1,800,000
- Offering Type: Side by Side Offering

precursor delivers disaster preparedness by measuring energy build-up that precedes earthquakes and using AI to forecast these earthquakes. Actionable earthquake forecasting mitigates human and economic consequences of the recurring natural disaster.

precursor SPC (*Social Purpose Corporation*) measures the seismic energy build-up that precedes an earthquake and uses Artificial Intelligence (AI) to forecast earthquakes. precursor monitors long-term seismic risk and forecasts earthquakes days to weeks before they occur enhancing safety, security, and sustainability. We have done this successfully over 50 times.

precursor SPC is a commercial enterprise with a social purpose to deliver unique Earthquake Intelligence Services to enable preparedness. precursor's business model is to sell earthquake forecasting systems and high value, actionable subscription data services to (re)insurance companies, large asset based corporations, regional governments and news organizations.

The problem has always been that there is limited ability to establish Earthquake Preparedness and minimal actionable Earthquake Forecasting capability to mitigate the consequences of the costliest and deadliest recurring natural disaster, earthquakes.

precursor's solution is to provide commercial Earthquake Forecasting Services utilizing recent advances in sensor technology, satellite systems, data science and Artificial Intelligence.

The value proposition of providing days to weeks advance warning of an Earthquake allowing corporations to take action, (re)insurance companies to reprice risk, and regional governments to establish preparedness is significant, especially considering the consequences of an unforeseen seismic event.

We believe precursor's traction in three years of operation is considerable. precursor has implemented five successful pilot projects. precursor is also finalizing agreements for deployments in North America and has collaborated with a risk analytics firm to launch precursor's capabilities into (re)insurance. The US DoD and UK MoD have jointly awarded a contract to precursor to introduce our capability.

Pitch Deck



Gallery





precursor SPC Public Overview Video.

Disclaimer: This video is a portrayal of future events by actors and does not reflect real events or experiences. This video consists of forward-looking statements meant for illustrative purposes and reflects management's projections with respect to future events and use of precursor technology and does not represent guarantees of future results, performance, or achievements.

Media Mentions



The Team

Founders and Officers



Clive George Cook
CEO

Clive is an accomplished executive who provides balance between technical understanding and strong strategic and operational leadership. He has a demonstrated track record of building teams and leading companies to market and exit. Clive is an architect of innovative products and services launched from effective business models. He is an externally oriented executive that focuses on how to build a long-term, profitable business by creating effective partnerships. He still does a lot of coding.

Clive has led a number of companies from early beginnings to successful exits. Backed by prominent venture capital and private equity firms, Clive was the COO of patagon.com, sold to Banco Santander and was the CEO of RNA Networks, sold to Dell. Clive has certification in Machine Learning from Stanford University, a Master's Degree in Computer and Systems Engineering from Carleton University and a MBA from the Ivey Business School.



Dr. Pierre-Richard Cornely
ENGINEERING

Dr. Cornely is a talented and practical geophysicist that has the ability to lead all around him to success. Pierre-Richard's background in geophysics and atmospheric physics uniquely aligns with precursor SPC. Pierre-Richard's is the creator of precursor's systems architecture and leads the technical team.

Pierre-Richard Cornely received his PhD degree in Electric Engineering with a thesis in Geophysics, working with the ionospheric division at Hanscom Air Force Base Research Laboratory and the University of Massachusetts Lowell's ionospheric data acquisition group. Dr. Cornely started his career in academia and in 1999, he became the president and CEO of 374's Electric Power Corporation until 2004, leading the corporation to a multi-million dollar increase in valuation, positioning for sale. From 2004 to 2017, Dr. Cornely became a leading research scientist in missile defense at Raytheon, contributing to the technology for over $2B in contracts for Raytheon IDS.



Dr. Wilfrid LeBlanc
ENGINEERING

Dr. LeBlanc is a distinguished engineer and expert in digital signal processing. Over the past twenty years, Wilf has implemented numerous applications using machine learning and predictive analytics techniques. Wilf is leading the signal processing and analysis of pre-earthquake and ionosphere signals at precursor SPC. Wilf is a renowned backcountry skier and cyclist.

Wilfrid LeBlanc received his PhD degree in Systems and Computer Engineering with a thesis in Speech Coding, working with the leading telecommunications companies including Newbridge Networks (now Alcatel). Dr. LeBlanc has filed over 150 patents with more than 80 currently issued on topics related to audio, speech, signal processing, adaptive filtering and beam forming techniques. Wilf was the Technical Director at Broadcom for more than 15 years and a distinguished engineer at Texas Instruments.



Alix Douyon
BUSINESS DEVELOPMENT

Alix is a seasoned sales and business development professional. Alix has a proven track-record leading the establishment of important infrastructure projects internationally in the Caribbean, Africa and Asia. Alix leads precursor's business development throughout the Caribbean.

Alix Douyon has a BS in Communications with extensive experience in sales and marketing. He has led sales teams for Xerox and IBM corporations. Alix was an appointee in the first campaign of Senator Barack Obama who appointed him as the delegate of the Illinois Soybean Association (ISA) to Haiti (2005-2011). Alix was a visiting lecturer for the University of Illinois at Urbana-Champaign. Most recently Alix has been the President and CEO of Caribe Worxs International (CWI), a company that exports goods and develops business networks internationally working with conglomerations like DCK and AECOM.

Notable Advisors & Investors



Ted Deinard
Investor, Board of Directors



Quadrant Management



CityLight



Indigo House

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $5,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,800,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $25,000,000
Interest rate:	6.0%
Note term:	32 months

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While precursor has set an overall target minimum of US $1,800,000 for the round, precursor must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to precursor's Form C.
Regulation CF cap:	While precursor is offering up to US $5,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Forecasting Operations ● Analytics ● Systems Engineering
● Business Development ● Admin/Offering Expens...

● Forecasting Operations ● Analytics ● Systems Engineering
● Business Development ● Admin/Offering Expens...

Market Landscape

precursor SPC measures the seismic energy build-up that precedes an earthquake and uses Artificial Intelligence (AI) to forecast earthquakes. precursor monitors long-term seismic risk and forecasts earthquakes days to weeks before they occur enhancing safety, security, and sustainability.

precursor's initial go-to-market plans are to provide coverage of its Earthquake Forecasting Systems to the seismically active regions of California, Mexico and the Caribbean. precursor will focus initially on providing Earthquake Forecasting Services to corporations in the (re)insurance industry serving these regions and to large asset or commercial property owners in these seismically active regions.

precursor's long-term vision is to establish itself within a multi-national private/public partnership. This partnership will provide an array of Earthquake Intelligence Services to businesses and industry in both the private and public sectors.

The market for precursor's Earthquake Forecasting services is at the intersection of multiple markets. precursor is seeking to re-segment established markets and create new markets. precursor provides prospective Earthquake Forecasting services. This unique capability enables precursor to launch services into the Emergency Management ($117 billion worldwide) and Critical Event Management (up to $6 billion by 2026) markets. Furthermore, precursor can take a lead role in creating the Earthquake Forecasting Systems and Services market, akin to the Weather Forecasting Systems and Services market ($15 billion US only). precursor plans to provide services to mitigate the insured loss due to Earthquakes (worth up to $35 billion). precursor's prospective capabilities can become an important service to the re-insurance industry for analysis and financial products, the latter is a $36 billion marketplace annually.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the mobile app and laundry service. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or customers on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients and customers. Their customers and clients may reduce services if they decide to move services in-house. On some occasions, customer activity results in lower revenue from a client than the Company had anticipated based on their previous results with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company may not be successful in obtaining further issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. The ability to obtain protection for their intellectual property, whether through patent, trademark, copyright, or other IP right, is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even with successfully registered IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company currently has $133,000 in cash balances as of December 17, 2020. This equates to 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its current Seed Note offering with first sale in 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is party to a license agreement that may no longer be enforceable. The Company is party to a license agreement for the use of developmental intellectual property on earthquake forecasting. The intellectual property protected by this license agreement has not been patented by the licensor, and the obligations and liabilities in the form of royalty and licensing payments have not been met by the Company as the licensee. Therefore, the Company states that the license agreement has not been maintained by either party. As the license agreement may no longer be enforceable, the Company may lack the right to use the intellectual property protected by this license agreement, and the licensor reserves the right to terminate the agreement and/or determine the agreement as non-exclusive. The Company believes that its current intellectual property and technology has surpassed that protected by the license agreement. The Company believes the intellectual property protected by this license agreement is ancillary to their business, and has limited impact on the Company's operations and is not key to the Company's current core intellectual property. Generally, to protect its rights in its services and core technology, the Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. If the Company does not effectively protect its core intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened. There is a potential risk for litigation with regard to this license agreement, in the event that the licensor decides to attempt to enforce the agreement and demand certain obligations and liabilities promised by this license agreement. These obligations and liabilities in the form of royalty and licensing payments are material and could significantly weaken the Company's cash position if enforced by a court. The potential litigation could negatively impact the Company in the form of demands for missed obligations or liabilities under the license agreement, loss of right of use of intellectual property under the license agreement, and/or legal fees.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. $1,650,188 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on December 1, 2016. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $1,575,929 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The Company has determined without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. Management has determined, based on its recent history and its liquidity issues that it must develop and implement plans that will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has participated in related party transactions. The Company has participated in related party transactions with current management related parties. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. As of December 31, 2019 and 2018, the amount of advances outstanding is $51,983 and $26,034, respectively. During the years ended December 31, 2019 and 2018, the company issued convertible debt to related parties. Interest on debt accrues at a rate of 6%. As of December 31, 2019 and 2018, total outstanding principal is $775,188 and $435,188, respectively. As of December 31, 2019, and 2018, total accrued interest on outstanding convertible notes with related parties is $18,730 and $4,243, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. Future minimum principal payments on this note are included in the schedule of minimum principal payments in Note 7 in the Financial Statements in the Data Room.

The Company has outstanding convertible debt. The Company issued a total of seventeen convertible equity securities for cash proceeds of $1,400,188 between November 28, 2016 and December 19, 2019. The securities are all convertible into common shares of the Company and carry interest at 6% per annum. A number of outstanding notes and accrued interest mature in November 2021, January 2023, and January 2025. All of the securities, totaling $1,400,188, may be converted upon the following: (1) Upon the Company receiving cash of no less than $5,000,000 for the sale of the Company's equity securities, all outstanding principal and accrued interest will be automatically convert in whole without any further action by the Holder into common shares sold in the financing at a conversion price equal to the lesser of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $25,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the financing. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company shall repay the Holder in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of this note. (3) Upon maturity, a certain majority of holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient dividing $25,000,000 by the number of outstanding shares of common stock of the company as of the maturity date. The Company recognized interest expenses of $68,682 and $40,290 during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, outstanding accrued interest, including amounts due to related parties totaled, $107,347.67 and $39,753.37, respectively. In June 2020, the Company rolled related party payables totaling $30,850 into a promissory note. The note carries interest at 6% per annum and matures June 2022. In January, February, September, and November 2020, the Company issued four convertible promissory notes to a shareholder for total proceeds of $125,000. The notes carry interest at 6% per annum and mature January 30, 2025. In March and April 2020, the Company issued three convertible promissory notes for total proceeds of $200,000. The notes carry interest at 6% per annum and mature January 30, 2025. All of these convertible notes have the same conversion feature as disclosed above. Future minimum principal payment schedule including all of the above Notes is included in Note 7 in the Financial Statements in the Data Room.

Of the outstanding convertible debt described above, certain related party investors have agreed to amend and restate their securities into the Crowd Note. The Company intends to offer to the remaining outstanding convertible debt holders to amend and restate their securities into the Crowd Note, which will contribute to the minimum Closing Amount.

The Company has an outstanding PPP loan. The Company owes Silicon Valley Bank for a Small Business Association Paycheck Protection Program loan totaling $22,917. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneuror management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may nothave the benefit of such professional investors.



precursor SPC's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download precursor SPC's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (3 files)	Sep 16, 2020	Folder
> 🗀 Fundraising Round (1 file)	Sep 16, 2020	Folder
> 🗀 Investor Agreements (1 file)	Sep 16, 2020	Folder
> 🗀 Miscellaneous (6 files)	Sep 16, 2020	Folder

Join the Conversation

Be the first to post a comment or question about precursor SPC.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in precursor SPC

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by precursor SPC. Once precursor SPC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to precursor SPC in exchange for your securities. At that point, you will be a proud owner in precursor SPC.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, precursor SPC has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now precursor SPC does not plan to list these securities on a national exchange or another secondary market. At some point precursor SPC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when precursor SPC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is precursor SPC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the precursor SPC's Form C. The Form C includes important details about precursor SPC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

FORECASTING EARTHQUAKES

Days to weeks before they occur

precursor spc

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



EARTHQUAKES CAUSE $35 BILLION IN DAMAGE EACH YEAR

We forecast them so the world can prepare

Deadliest earthquakes (from 1900)

Rank	Date	Location	Fatalities
1	July 28, 1976	China	655,000
2	Jan. 12, 2010	Haiti	316,000
3	Dec. 16, 1920	China	273,400
4	Dec. 26, 2004	Indonesia	227,898
5	Sept. 1, 1923	Japan	142,807

Costliest earthquakes in billions $

Rank	Date	Location	Losses when occurred		
			Overall	Insured	Fatalities
1	Mar. 11, 2011	Japan	$210	$40	15,880
2	Feb. 22, 2011	New Zealand	$24	$16.5	185
3	Jan. 17, 1994	USA: Northridge	$44	$15.3	61
4	Feb. 27, 2010	Chile	$30	$8	520
5	Sept. 4, 2010	New Zealand	$10	$7.4	0

Source: Insurance Information Institute, Artemis



Japan



New Zealand

HOW WE DO IT - EARTHQUAKE FORECASTING

Precursors and AI reveal impending earthquakes

Ground and space-borne sensors measure Precursors



Ionosphere
Ionospheric anomaly
Atmosphere
Satellite stations
Buried electrodes
Sensor fusion cubes
Magnetometer
Server
Cloud computing resources
Earth surface
Stress, epicenter

Signal processing and AI drive insights



- Seismic context
- Seismic energy precursors
- Environment

→ **Deep learning network** →

Time
Intensity
Location

precursor spc

PRECURSORS

Rock under stress generates electricity



Stress induced current

WHAT WE MEASURE

Primary	Secondary
Electricity	Gases
Magnetism	Ground water
Ground current	Atmosphere conditions
Ground voltage	Cloud formation
	Radio disturbances

BUSINESS MODEL - DEPLOY HARDWARE AND SELL SUBSCRIPTIONS

Network Operator

Scalable earthquake forecasting system



Deploy



Operate

Data Service Provider

High value earthquake forecasting data subscription services



Analytics and forecasting services



Data services

LARGE ADDRESSABLE MARKET

Up to $35 billion in annual losses to mitigate*



(Re)Insurance

Government and Enterprise

Manufacturing

Logistics Services

Real Estate, Industrials and Utilities

*Insured annualized losses in the US are currently estimated at $6B with global annualized losses projected at $35B Source: Insurance Information Institute, Artemis

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

precursor spc

TRACTION - TARGETING CARIBBEAN COMMERCIAL DEPLOYMENT


SAT1
Cockburn Town
SAT2
DR7
DR6
H5
Santiago De Los Caballeros
DR1
Gulf of Gonave
Gonaives
Dominican Republic
San Juan
Puerto Rico
Ponce
DR3
DR8
DR2
Santo Domingo
DR4
DR5
Haiti
H4
DR9
Port-au-Prince
H2
H3
H1
GR1
SAT3
Google Earth

Proposed deployment model; currently in negotiations

Sensor Fusion Cube

- Multi-sensor Ground Station
  - 35 kilometer diameter
  - 50 kilometer diameter

Satellite Receiver Station

- Satellite Receiver Station
- Satellite Signal Collection Boundary

Source: precursor SPC

PARTNERS

Joint US / UK Defence Department contract award

4D Space Weather Impact Tool.




Ministry of Defence


Technical Partner


Technical Partner and Investor


Technical and Commercial Partner

Technical Collaborator

TEAM

Clive G. Cook
Co-Founder
CEO
Algorithm Design
Startup Success






Dr. Pierre-Richard Cornely
Co-Founder
Engineering Physics






Dr. Wilfrid LeBlanc
Engineering and
Signal Processing





Alix Douyon
Business
Development






Ted Deinard
Finance and
Board Member




TESTIMONIALS

Global Challenge Award for Disaster Resiliency as the company* most likely to impact more than 1 billion people. — Singularity University, 2017

“Your [precursor] approach can tell us the long-term seismic risk and better insure our policy holders to save lives and mitigate loss” — Chief Risk Officers Council, 2019

“It has been known for decades that the ionosphere is measurably perturbed before critical events such as earthquakes” — Director, US Naval Research Lab, Space Programs, 2020

“Natural Disaster Preparedness is a requirement in the State of California. The USGS can tell us AFTER the quake. Precursor can tell us before so we can take action”
— Emergency Management Professional, 2019

“We can load balance our regional network, invoke SLAs for our customers and ensure their business continuity” — National Cloud Computing Provider, 2018

“Knowing days in advance of even a small shake, we can go into maintenance mode and prevent the loss of millions of dollars of Work-In-Process Inventory”
— Global Precision Manufacturing Firm, 2017

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

*GeoCosmo SPC was rebranded to precursor SPC in 2019.

Source: precursor SPC interviews

PROOF POINTS

5 Pilots | +50 Seismic events | 10 Terabytes of data



California
Satellite analysis



Kodiak Island
Station #1
M4+
M3-4
Positive Airborne Ions
CO gas
Intensity
Frequency
Jun 1, 2015
Jul 1, 2015
Jul 31, 2015

Alaska
Magnetic field thresholds, ground ions, CO gas



Small Precursor - 45 days prior to EQ
Moderate Precursor - 13 days prior to EQ
Large Precursor - 2 days prior to EQ

Italy
Ground potential changes

Peru
Magnetic field pulse detection



Aucallama
San Lorenzo
Colombia
by EM pulses
W
E

Caribbean
Ionosphere analysis



Source: precursor SPC analysis and images

RESULTS Summary data

Type	Taiwan	Peru	Antilles, AK, CA, Italy
condition positive (P) - the number of real positive cases in data	25	22	3 – Antilles & CA (#) 10 - AK & Italy (##)
condition negative (N) - the number of real negative cases in data	710	~700	~60 – Antilles & CA ~90 – AK (###) ~548 - Italy
true positive (TP) - equivalent with hit	22	21	13
true negative (TN) - equivalent with correct rejection	710*	~700	~60 – Antilles & CA ~90 – AK ~548 - Italy
false positive (FP) - equivalent with Type 1 Error	0	1***	0
false negative (FN) - equivalent. with miss, Type 2 Error	3**	0	0
Success Criteria – Taiwan: detection of precursor signals within 3 days of a Mag 5 or greater; Peru: detection of precursor signal 3 days before, with time windows forecasted within 24 hours * Several days were "blind" due to equipment not supplying complete information, not able to declare "no precursor signals" ** Earthquake occurred during "blind" period *** Earthquake was forecasted but occurred hours outside of forecasting window			Success defined as an earthquake occurring in the region of an anomaly detected and self-served the forecast # Ionospheric anomaly sensors ## EM sensors (various) ### Alaska Station 1 only. Station 2 and Station 3 not online, sensor h/w failure

precursor spc

Source: precursor SPC analysis

APPENDIX

- Business Economics and Financial Projections

- Market Opportunity

- Earthquake Precursors
  - **Case Study : Ionospheric Precursors**
  - **Case Study : Magnetic Precursors**
  - **Case Study : Multi-Precursors**

PRECURSOR SPC BUSINESS ECONOMICS

Subscribers per area	A	Subscriptions per seismically active city/region (estimate)	20
Average subscription price	B	Average price of annual subscription data service (estimate)	$150,000
Revenue	C = A x B	Revenue per city/region	$3,000,000
Operating costs	D	Annual operating costs of sensor network	$1,000,000
Profit	E = C - D	Annual operating profits per city/region	$2,000,000
Profit margin	F = E / C	Operating profit margin	67%
Target markets	G	Number of seismically active cities/regions worldwide	500
Total addressable market	H = G x C	Worldwide revenue available	$1,500,000,000
Profit potential	I = G x E	Worldwide annual profit available	$1,000,000,000

Required investment in each area	J	Cost of typical deployment of precursor's sensor network in a seismically active city/region	$2,500,000
ROI	K = E / J	**Annual return per cost of deployment**	**80%**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

precursor spc

PRECURSOR SPC PROJECTIONS

Earthquake Forecasting System (EFS)	2021	2022	2023	2024	2025	2026
Caribbean	$4.0	$4.0	$2.5			
California		$1.5		$13.3	$13.3	$13.3
Mexico			$7.3	$4.5		
Pacific Northwest					$9.0	
Japan						$6.0
New Zealand						$8.5
Total EFS Revenue	$4.0	$5.5	$9.8	$17.8	$22.3	$27.8
Total Subscription Revenue	$0.0	$2.3	$13.3	$25.3	$40.3	$61.5
Total Revenue	$4.0	$7.8	$23.1	$43.1	$62.6	$89.3
Cumulative Programs	3	6	9	11	13	16
Cost of Goods Sold (COGS) as a % of Revenue	100%	91%	55%	44%	37%	34%
Total Program Specific Expenses	$0.5	$2.3	$8.8	$10.3	$17.3	$17.3
Total Corporate Expenses	$0.9	$5.3	$6.3	$6.5	$6.9	$6.9
Total Expenses	$1.4	$7.6	$15.1	$16.8	$24.2	$24.2
Total Profit (Loss) Before Taxes	($1.4)	($6.8)	($4.7)	$7.2	$15.0	$34.5

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

EARTHQUAKE FORECASTING GLOBAL OPPORTUNITY

Estimated market share based on capturing a share of these global markets


Earthquake Forecasting
$10 billion
Reinsurance
$3 billion
Space Weather Forecasting
$2 billion
Critical Event Management
$5 billion
Insurance
$10 billion
Earthquake Preparedness
$5 billion
precursor spc

- The Weather Forecasting Industry (Systems and Services) is annually almost $15 billion in size in the US. Source: IBIS World, MarketsAndMarkets
- The Global Catastrophe Bond Market was $36.6 billion in 2019. Source: Pensions and Investments
- Global Emergency Management Industry is $117 billion today. Source: MarketsAndMarkets
- Global Security and Critical Event Management market to reach $6 billion by 2026. Source: ReportLinker

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PRECURSORS

Energy buildup before earthquake and ionospheric anomalies

Energy in the Ionosphere above Japan (February – March 2011)



1
February, 2011
Normal, no threat

2
Two weeks prior
Energy building

3
One week prior
Energy building

4
Three days prior
Energy peaking

5
March 11, 2011
Earthquake, 9.1Mw
Epicenter: Tohoku



Source: precursor SPC analysis and images

PRECURSORS Signal processing and pattern recognition

EM Precursor, Washington State (September 2020)



precursor spc
Magnetometer Spectral Energy 0.10 - 0.50 Hz
2020-09-15-23:41:39 UTC
2,187 samples
mean: 8.4 ± 2.424 nT/Hz
max M: 2.73 range scale: 100.0 km
ENERGY [nT/Hz]
22
20
18
16
14
12
10
8
2020-09-11
2020-09-12
2020-09-13
2020-09-14
2020-09-15
2020-09-16
time [UTC]
Magnitude 2.7
Earthquake 38.0 km away
3σ statistic
Precursor
pattern

Source: precursor SPC analysis and images

PRECURSORS

Event stream preceding earthquake

Ground Energy Signature near Lima, Peru (September 2013)

On two multi-sensor stations

A Elevated levels of 2 or more precursors

B EM pulse burst

C Location triangulation

D Increasing frequency of EM pulse burst

E Detection of multiple precursor anomalies

F Increasing intensity, concentration and frequency of EM pulse burst

G High precursor levels, large amount of low frequency energy



Multi-sensor ground station (Aucallama)

Multi-sensor ground station (San Lorenzo)

Source: precursor SPC analysis and images

EXHIBIT E
Video Transcript

"precursor Earthquake Future"
Overview and Gallery: https://vimeo.com/497801899

OVER BLACK A LARGE DATE APPEARS: 12/1/2030

A NOTIFICATION CHIMES AND POPS UP ON SCREEN: LOS ANGELES
JOLTED BY 5.3 MAGNITUDE QUAKE.

INT. LOS ANGELES HOME – DAY // ZOOM INTERFACE

A Zoom like interface wakes onto screen. A WOMAN, 30,
sits down into frame. A second "Zoom" interface appears,
a MAN 50s, waves.

              WOMAN
      Hey Dad. You guys ok?

              MAN
      Oh yeah, it was fine, no big deal.

              WOMAN
      Tectonic plates are shaking the
      ground beneath you, but it's no big
      deal?

              MAN
      Just a little jolt.

              WOMAN
        (concerned)
      You're sure you're ok?

              MAN
      Yes.

              WOMAN
      The shop's ok? You didn't lose any
      inventory?

              MAN
      Shop's good.

              WOMAN
      I remember the last "little jolt"
      that registered over 5 and you lost
      a lot of inventory. It was a mess.

              MAN
      Everything's fine.

              WOMAN
      Last time it wasn't.

                         MAN
               This time it is. (Precursor)
               Forecast worked, nothing in the
               shop is broken, we aren't going to
               have any losses, we secured
               everything in advance, and now...

                         WOMAN
               And now you get to talk to me
               instead of the insurance company.

INT. TOKYO//ZOOM INTERFACE - NIGHT

TWO "ZOOM" style interfaces appear on screen. We catch a
DOCTOR and HOSPITAL ADMINISTRATOR mid-conversation.

                         DOCTOR
               Did you see the earthquake in Los
               Angeles?

                         HOSPITAL ADMINISTRATOR
               Just like ours, last month.

                         DOCTOR
               Have we gotten a new forecast?

                         HOSPITAL ADMINISTRATOR
               No. But if we do, we'll do what we
               did, cancel elective surgeries, and
               secure all the sensitive equipment.

                         DOCTOR
               Get us back up and running within a
               few hours.

INT. MEXICO CITY//ZOOM INTERFACE - DAY

Two "Zoom Style" Interfaces appear on screen. A TEACHER, 20s,
is speaking to a PRINCIPAL.

                         PRINCIPAL
               The kids have really started to
               make strides.

                         TEACHER
               They're doing well, we'll
               transition to remote learning for
               the days we need to close so they
               don't fall behind. The school will
               empty, but the lessons continue,
               with limited interruption.

                    PRINCIPAL
          That's the plan, keep everyone
          safe.

                    TEACHER
          With over a full week of warning,
          everyone will be good to go.

INT. SAN FRANCISCO - ZOOM INTERFACE - DAY

TWO "Zoom Style" Interfaces appear on screen. TWO
FIREFIGHTERS, appear on screen.

                    FIREFIGHTER 1
          We'll park the trucks on the
          street.

                    FIREFIGHTER 2
          We'll be ready.

We cut to a sequence of stock footage. Transitioning from the
Micro stories we've just experienced, we cut to images from
around the world. They're a combination of lifestyle and
commerce/industry. They give a macro view of Precursor's
power.

                    VOICE OVER
          In the future, Precursor technology
          will be a part of our everyday
          lives. Revolutionizing states of
          preparedness around the world, by
          allowing us to take a measure of
          control over nature's
          unpredictablity. Earthquakes will
          happen, but now, we'll be ready for
          them.

"precursor Intro"
Gallery: https://vimeo.com/334833825

Narrator: "Historically, earthquakes are completely <u>unpredictable</u>. This creates panic, chaos, and helplessness. The world has just learned to accept that there is nothing we can do."

Dr. Friedmann Freud, Founder: "Occasionally, the earth speaks to us with a very violent voice."

Narrator: "Damages are often calculated in dollars. Billions upon billions. Sometimes trillions.

Statistics listed on screen:
"$20 Billion Loss: Northridge, California - 1994" "$148 Billion Loss: Sichuan, China - 2008" "$1.2 Trillion Loss: Tohoku, Japan - 2011"

Dr. Freud: "What if we would be able to see these earthquakes coming, days before they arrive?"

Narrator: "The fact is, we can. And the future is now. Precursor SPC will work closely with companies and individuals to ensure a pipeline of earthquake forecasting information, but to also customize preparedness and pending emergency protocol.

Insurance companies can put in place programs with clients months and years in advance. Government and private sector partners can pre-stage supplies, services, and alternatives weeks in advance. Industrial plants can initiate shutdowns days in advance. While school districts can announce a stay-at-home day, hours in advance

Emergency personnel, grocers, water and electricity providers would have staff and supplies in place and ready. Churches, malls, hospitals, subways, airports. All see the value of forecasting. A forecast can help initiate action by emergency management organizations.

Only recently has earthquake forecasting even become possible. Precursor is pursuing that possibility and making it a reality. Precursor is a serious commercial enterprise, created to meet the challenge of natural disaster resiliency that no private enterprise or government entity can provide.

Precursor offers information and knowledge. That knowledge is power. Power to survive. Power to minimize risk. Power to reduce loss."

"Introducción precursor SPC - en español"
Gallery: https://vimeo.com/372664844

Narrador: "Históricamente, los terremotos son completamente impredecibles. Esto crea pánico, caos e impotencia. El mundo aprendi a aceptar que no hay nada que se puede hacer."

Dr. Friedmann Freud, Fundador: "Occasionally, the earth speaks to us with a very violent voice."

Narrador: "Los daños frecuentemente se calculan en dólares. Miles de millones y millones de millones. Y en ocasiones, hasta billones.

Dr. Freud: "What if we would be able to see these earthquakes coming, days before they arrive?"

Narrador: "El hecho es que nosotros podemos pronosticar terremotos. Y el futuro es ahora. Precursor SPC trabajará con organizaciones gubernamentales, empresas privadas, compañías de seguros e individuos para asegurar una cartera de información de pronóstico de terremotos, pero también establecer la preparación prediciendo los impactos monetario y económicos de los eventos sísmicos.

Las compañías de seguros pueden poner en marcha programas con los clientes con meses y años de anticipación. Los socios gubernamentales y del sector privado pueden preparar suministros, servicios y alternativas con semanas de anticipación. Las plantas industriales pueden iniciar paradas con días de anticipación. Si bien los distritos escolares pueden anunciar un día para quedarse en casa, con días y horas de anticipación

El personal de emergencia, las tiendas de comestibles, los proveedores de agua y electricidad tendrían personal y suministros en su lugar y listos. Iglesias, centros turísticos, hospitales, aeropuertos, y los negocios de construcción. Todos ven el valor de los pronósticos de terremotos. Un pronóstico puede ayudar a iniciar acciones por parte de las organizaciones de gestión de emergencias.

Solo recientemente se ha hecho posible la predicción de terremotos. Precursor está persiguiendo esa posibilidad y haciéndola realidad. Precursor es una empresa comercial, creada para enfrentar el desafío de la resiliencia ante desastres naturales que ninguna empresa privada o entidad gubernamental pudiera ofrecer.

Precursor ofrece información y preparativos. Ese es poder. Poder para sobrevivir. Poder para minimizar el riesgo. Poder para reducir las pérdidas. Precursor: servicio de pronóstico de terremotos."